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                                                                    Exhibit 99.1

[LOGO OF VIVENDI UNIVERSAL]




                      VIVENDI UNIVERSAL CLOSES SALE OF ITS
                             CONSUMER PRESS DIVISION



PARIS, FEBRUARY 4, 2003 - Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] announced that it has closed the sale of its Consumer Press Division (Groupe Express-Expansion-l'Etudiant) to the Socpresse group. The amount collected is E200 million.

The sale of Comareg to France Antilles is expected to take place later, as approval for the transaction has to be given by the Monopolies Commission.


IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the disposals will not be finalized; that the sales will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission (at www.sec.gov) or directly from Vivendi Universal.


CONTACTS:
PARIS
MEDIA
Antoine Lefort
+33 (1) 71.71.1180
Alain Delrieu
+33 (1).71.71.1086
NEW YORK
Anita Larsen
+(1) 212.572.1118